Exhibit 99.1

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Motif Bio plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify): CHANGE IN NATURE: SHARES LOANED OUT		√

3. Full name of person(s) subject to the notification obligation: iii	Aviva plc & its subsidiaries

Registered Holder:

	Available on Request	3,444*
4. Full name of shareholder(s)	Chase (GA Group) Nominees Limited	4,654,082*
(if different from 3.):iv	HSBC Global Custody Nominee (UK) Limited	1,038,396*

*denotes direct interest

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	07 April 2017

6. Date on which issuer notified:	10 April 2017

7. Threshold(s) that is/are crossed or reached: vi, vii	>3% to <3% change at Direct Interest Level (Box 8A)

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
			Number of shares	Number of voting rights		% of voting rights [x]
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares GB00BVVT4H71	6,895,922*	6,895,922*	5,695,922	5,695,922	** Not Disclosable	2.91%	** Not Disclosable

*Includes Right to Recall Loaned Shares (200,000)

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
RIGHT TO RECALL LOANED SHARES	N/A	N/A	1,200,000* *Direct interest	0.61%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
6,895,922	3.52%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

The voting rights are managed and controlled by Aviva Investors Global Services Limited & Friends Provident International Limited, with the following chain of controlled undertakings:-

Aviva Investors Global Services Limited:

•                  Aviva plc (Parent Company)

•                  Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)

•                  Aviva Investors Holdings Limited (wholly owned subsidiary of Aviva Group Holdings Limited)

•                  Aviva Investors Global Services Limited (wholly owned subsidiary of Aviva Investors Holdings Limited)

Friends Provident International Limited:

•                  Aviva plc (Parent Company)

•                  Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)

•                  Friends Provident International Limited (wholly owned subsidiary of Aviva Group Holdings Limited)

Proxy Voting:

10. Name of the proxy holder:	See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	Figures are based on the revised total number of voting rights of 195,885,228 as per the Company’s ‘Issue of Equity and Total Voting Rights’ announcement of 9 January 2017.

** Although not reportable, as per DTR5.1.5,the non-disclosable (indirect) position is currently 2,028,725 shares, and is included here in the interests of transparency.

14. Contact name:	Neil Whittaker, Aviva plc

15. Contact telephone number:	01603 684420